

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Sun MinQi
Senior Vice President and Chief Financial Officer
Sands China Ltd.
The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao

>   **Re: Sands China Ltd.**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed May 26, 2022**
>   **File No. 333-262328**

Dear Mr. MinQi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed May 26, 2022

Cover Page

1.   We note your response to prior comment 5. Please revise to state whether any transfers, dividends, payments or distributions have been made to date between you and your subsidiaries, or to investors, and quantify the amounts where applicable.

2.   We note the additional disclosures you have made in response to prior comment 2. To provide additional context for investors, please include disclosure on the cover page similar to the new disclosure on page 27 explaining Macao's status as a Special Administrative Region of China. Further revise the cover page, the fourth bulleted

summary risk factor on page 7 and the risk factor entitled "Our business, financial condition and results of operations . . . " on page 25 to similarly state that there can be no assurance that China will not seek to exercise greater control over Macao, which could adversely affect your operations.

Summary, page 1

3.   We note your response to prior comment 6. Please revise to quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries and parent, and the direction of transfer. Similarly quantify payments or distributions made to U.S. investors and their source. Describe any restrictions on foreign exchange, including restrictions on distributions and arrangements conducted in mainland China and/or Hong Kong by your mainland Chinese and/or Hong Kong subsidiaries; and describe any restrictions on your ability to transfer cash between entities, across borders, and to others outside of Macao, China or Hong Kong. While we note your disclosure that the Intragroup Distributions and Arrangements have supported your ability to discharge your payment obligations under the senior notes, please specifically address whether there are any restrictions and limitations on your ability to make payments to U.S. investors under or with respect to the Notes.

 Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Goldschmidt